# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TCW Direct Lending VIII LLC, CIK 0001825265
CUSIP: 000000000
Title of class of securities: Common Units
Address of issuer's principal executive offices: 515 SOUTH FLOWER ST, LOS ANGELES, California (CA), 90071
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001604488

## Reporting persons
- First Trust Alternative Opportunities Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 600,000; shared voting power 0; sole dispositive power 600,000; shared dispositive power 0; aggregate amount beneficially owned 600,000 (5.6% of the class)
- First Trust Capital Management L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 635,000; shared voting power 0; sole dispositive power 635,000; shared dispositive power 0; aggregate amount beneficially owned 635,000 (5.93% of the class)
- First Trust Capital Solutions L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 635,000; shared voting power 0; sole dispositive power 635,000; shared dispositive power 0; aggregate amount beneficially owned 635,000 (5.93% of the class)
- FTCS Sub GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 635,000; shared voting power 0; sole dispositive power 635,000; shared dispositive power 0; aggregate amount beneficially owned 635,000 (5.93% of the class)

## Item 1. Issuer
Name of issuer: TCW Direct Lending VIII LLC
Address of issuer's principal executive offices: 515 SOUTH FLOWER ST, LOS ANGELES, CA, 90071

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by First Trust Alternative Opportunities Fund ("VFLEX"), First Trust Capital Management L.P. ("FTCM"), First Trust Capital Solutions L.P. ("FTCS") and FTCS Sub GP LLC ("Sub GP").

(1) VFLEX, an investment company registered under the Investment Company Act of 1940, as amended (the "40 Act").

(2) FTCM, an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) VFLEX and (ii) First Trust Private Credit Fund, an investment company registered under the 40 Act (collectively, the "Client Accounts").

(3) FTCS, a Delaware limited partnership and control person of FTCM.

(4) Sub GP, a Delaware limited liability company and control person of FTCM.

Each of the persons identified herein is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Statement attached hereto.
Address of principal business office or, if none, residence: The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The principal business address of VFLEX is 235 West Galena Street, Milwaukee, WI 53212.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including Common Units of TCW Direct Lending VIII LLC (the "Issuer")) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any units of the Issuer's Common Units held in the Client Accounts. As of December 31, 2023 VFLEX owned 600,000 units of the outstanding Common Units of the Issuer, while FTCM, FTCS and Sub GP collectively owned 635,000 units of the outstanding Common Units of the Issuer.

FTCS and Sub GP may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the Common Units reported in this Schedule 13G. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any Common Units of the Issuer for their own accounts.
Percent of class:
VFLEX: 5.60%

FTCM, FTCS and Sub GP: 5.93%
Sole power to vote or to direct the vote:
VFLEX: 600,000

FTCM, FTCS and Sub GP: 635,000
Shared power to vote or to direct the vote:
VFLEX: 0

FTCM, FTCS and Sub GP: 0
Sole power to dispose or to direct the disposition:
VFLEX: 600,000

FTCM, FTCS and Sub GP: 635,000
Shared power to dispose or to direct the disposition:
VFLEX: 0

FTCM, FTCS and Sub GP: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I: Joint Filing Statement

## Signatures
- First Trust Alternative Opportunities Fund: /s/ Chad Eisenberg, Treasurer (02/17/2026)
- First Trust Capital Management L.P.: /s/ Chad Eisenberg, Chief Operating Officer (02/17/2026)
- First Trust Capital Solutions L.P.: /s/ Chad Eisenberg, Chief Operating Officer (02/17/2026)
- FTCS Sub GP LLC: /s/ Chad Eisenberg, Chief Operating Officer (02/17/2026)